




Kavita Gupta · 2nd

Founding Managing Partner at DELTA GROWTH FUND L P & Fintech.TV

San Francisco, California, United States · Contact info

500+ connections

 **1 mutual connection:** Polina Marinova Pompliano

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 Center for Capital Markets Competitiveness at U.S....

 The George Washington University

Experience


Board of Advisor
Center for Capital Markets Competitiveness at U.S. Chamber of Commerce · Part-time
Jan 2021 – Present · 7 mos


Founding Managing Partner
DELTA GROWTH FUND L P · Full-time
Oct 2020 – Present · 10 mos
New York, United States


Visiting Scholar
Stanford University · Part-time
Jan 2019 – Present · 2 yrs 7 mos
Palo Alto, California


Co-Founder, Chief Strategy Officer & Host
FINTECH.TV
Mar 2020 – Present · 1 yr 5 mos
New York City Metropolitan Area


Sr. Advisor
UNICEF Innovation Lab
May 2020 – Present · 1 yr 3 mos


Advisory Venture Partner
Katapult Accelerator
Aug 2019 – Present · 2 yrs
San Francisco Bay Area

Executive chair - Board member
Dusk Foundation
Jul 2019 – May 2020 · 11 mos
San Francisco Bay Area


Founding Managing Partner
ConsenSys
Aug 2017 – Jul 2019 · 2 yrs
San Francisco Bay Area

Investing in Blockchain focus technologies accelerating impact and solving problems with more transparency using decentralization economy.   ...see more


Investment Specialist
The Schmidt Family Foundation
Jun 2016 – Aug 2017 · 1 yr 3 mos
San Francisco Bay Area

Director - Impact Investments
Amplifier Strategies
Sep 2015 – May 2016 · 9 mos
San Francisco Bay Area

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Education


The George Washington University
MS, International Trade & Economics

2005 – 2007

Guru Gobind Singh Indraprastha University
Bachelor's degree, International Transfer

Massachusetts Institute of Technology
Computer Management & Communications, Information Technology

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Skills & endorsements

Financial Modeling · 24

IFC Endorsed by 3 of Kavita's colleagues at IFC - International Finance Corporation

Start-ups · 17

Endorsed by **Jacob Shea**, who is highly skilled at this   Endorsed by **3 of Kavita's colleagues at IFC - International Finance Corporation**

Finance · 14

IFC Endorsed by 2 of Kavita's colleagues at IFC - International Finance Corporation

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Accomplishments

1 **Organization**
MIT Solve   ⌄

Interests

Impact Entrepreneur
28,736 members

The George Washington University
269,672 followers

McKinsey & Co Alumni Network
3,119 members

San Francisco (TGL)
380 members

IFC Staff & Alumni Network (International
1,675 members

Stanford University
898,108 followers

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